--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                             -----------------------

                               ASA HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                                    (Bidders)

                             -----------------------

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                             -----------------------

                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)

                             -----------------------


                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                             -----------------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                             -----------------------


                                February 22, 1999
      (Date Tender Offer First Published, Sent or Given to Security Holder)

-------------------------------------------------------------------------------

     This Amendment No.2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 22, 1999, as amended and supplemented on March 3, 1999 (the "Schedule 14D-1"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1 (which are herein collectively referred to as the "Offer").

     Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(e) is hereby amended to read in its entirety as follows:

     (e) On February 25, 1999, Mala Nebenzahl and Alex Pappas, on behalf of themselves and other ASA shareholders, filed a purported class action complaint in the Superior Court of Fulton County in the state of Georgia against ASA's directors, ASA (collectively, the "ASA Defendants") and Delta. The complaint seeks (i) to enjoin the Offer and the Merger or to rescind these transactions if either is consummated, (ii) unspecified compensatory and rescissory damages and
(iii) costs and disbursements of the action. The complaint alleges, among other things, that (i) the ASA Defendants violated their fiduciary duties to ASA shareholders by entering into the Merger Agreement and recommending the Offer and the Merger and (ii) Delta is a controlling shareholder of ASA, has violated its fiduciary duties to ASA shareholders because it "wrongfully used its superior position and control to bring to bear pressure on the [ASA Board]" and caused the ASA Defendants to accept an inadequate price for the Shares. Delta and ASA believe that the complaint is without merit and intend to vigorously defend this action. The above description of the complaint is qualified in its entirety by reference to the complete complaint, a copy of which is attached hereto as Exhibit (g) and is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby supplemented and amended as follows:

(g) Complaint filed on February 25, 1999 in the Superior Court of Fulton County, State of Georgia in an action titled Mala Nebenzahl and Alex Pappas v. John W. Beiser et al.

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 5, 1999                         DELTA AIR LINES, INC.


                                      By:  /s/ Maurice W. Worth
                                         ----------------------------------
                                         Name:  Maurice W. Worth
                                         Title: Chief Operating Officer

                                      DELTA AIR LINES HOLDINGS, INC.


                                      By:  /s/ Leslie P. Klemperer
                                         ----------------------------------
                                          Name:  Leslie P. Klemperer
                                          Title: Vice President and Secretary

                                      DELTA SUB, INC.


                                      By:  /s/ Dean C. Arvidson
                                         -----------------------------------
                                         Name:  Dean C. Arvidson
                                         Title: Secretary

                                  EXHIBIT INDEX

   Exhibit No.
-------------------------------------------------------------------------------

(g) Complaint filed on February 25, 1999 in the Superior Court of Fulton County, State of Georgia in an action titled Mala Nebenzahl and Alex Pappas v. John W. Beiser et al.

                                                      EXHIBIT (g)


                     IN THE SUPERIOR COURT OF FULTON COUNTY
                                STATE OF GEORGIA


-----------------------------------------------x
MALA NEBENZAHL and ALEX PAPPAS, on             :
behalf of themselves and all others similarly  :
situated,                                      :   Civ. No. 1999CV05541
                                               :
                           Plaintiffs,         :   CLASS ACTION
                                               :   ------------
                                               :   COMPLAINT
                                               :   ---------
         - against -                           :
                                               :
JOHN W. BEISER, GEORGE BERRY, JEAN             :
A. MORI, PARKER H. PETIT, GEORGE F.            :
PICKETT, ALAN M. VOORHEES, RALPH W.            :
VOORHEES, ASA HOLDINGS, INC. and               :
DELTA AIR LINES CORPORATION,                   :
                                               :
                           Defendants.         :
-----------------------------------------------x


         Plaintiffs, by and through their attorneys, allege the following upon information and belief, except as to paragraph 1, which is alleged upon personal knowledge:
                              Nature Of The Action
                              --------------------

          1. This is a stockholder's class action on behalf of the public stockholders of ASA Holdings, Inc., ("ASA" or the Company), parent company of Atlantic Southeast Airlines ("Atlantic"), against its directors and the controlling shareholder of ASA in connection with the proposed acquisition of the publicly owned shares of ASA common stock by its controlling shareholder, defendant Delta Airlines Corporation ("Delta"), which Delta does not already own. The action arises out of a tender offer (the "Offer" or "prepare transaction") by a wholly-owned subsidiary of Delta to purchase all of the outstanding shares not owned by Delta. The offer is being made at a price of $34.00 per share. Following the communication of the Offer, Delta intends to merge the remaining untendered shares into Delta, pursuant to the merger agreement between Delta and the Company ("Merger Agreement"). Immediately prior to the Offer, Delta beneficially owned approximately 28% of the outstanding shares of ASA. Delta, by way of the Offer seeks beneficial ownership of at least a majority (together with shares which Delta already owns) of ASA's outstanding shares.

          2. The Directors of ASA, as set forth below, by agreeing to recommend acceptance of the Offer and by negotiating and accepting the Offer, are in breach of their fiduciary duties to ASA's shareholders, in that they have not taken all steps necessary to obtain a fair and adequate price for ASA's shares (including an auction) and by improperly bending to the wrongful and undue pressure brought to bear by Delta. The subsequent adoption of the Merger Agreement is subject to, among other things, the affirmative vote of the shareholders of the Company holding a majority of the outstanding shares. Given that Delta already owns approximately 28%, and the Individual Directors (all of whom have agreed to tender their shares) own an additional approximate 6%, Delta needs only an additional 17% of ASA outstanding shares to be tendered in order to ram through the Merger.

          3. At a meeting of the Board of Directors on February 15, 1999, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders (other than Delta and its affiliates). The Company's Board of Directors recommends that the Company's shareholders accept the offer, tender their shares pursuant to the offer and approve and adopt the Merger Agreement.

          4. The consideration that Delta has offered to members of the class (as defined below) in the proposed transaction is unfair and inadequate because, among other things, the intrinsic value of ASA's common stock is materially in excess of the amount offered, giving due consideration to, among other things, the Company's growth and anticipated operating results, net asset value and profitability, the meager premium over the Company's shares' market price immediately prior to the announcement of the Offer and the wrongful and undue pressure brought to bear on the Company's Board of Directors by Delta.

                                   The Parties
                                   -----------

          5. Plaintiffs are and have been at all relevant times owners of shares of the common stock of ASA.

          6. (a) ASA is a Georgia corporation with its principal executive offices at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354. ASA operates Atlantic, Atlanta's largest regional air carrier with service to 37 markets and offers service to 21 airports from its second hub at Dallas/Ft-Worth, Texas. It has a fleet of 88 aircraft and 2,673 employees based in 40 cities across its route system. Since 1984, ASA has operated a "Delta Connection" carrier. As a Delta Connection carrier, ASA, through a code share agreement, flies customers primarily from cities in the southeastern United States and in Texas to connect with Delta's global network of flight at the airline's hubs in Atlanta and Dallas/Ft. Worth.

          (b) Under the Delta Connection program, all of the Company's flights are promoted as part of the Delta route network in computer systems used by travel agents and in advertising and published timetables, and all Company flights carry the Delta designator code. Company flights are sold on Delta ticket stock, and all revenue from Company ticket sales by travel agents are remitted to Delta. Delta handles the Company's reservations calls. Customer payments for tickets purchased from agents or at Delta city ticket offices for the Company's flights are remitted to Delta. The Company and Delta split revenues (less cost of sales) in accordance with an agreed-upon revenue proration arrangement. Under this arrangement, the Company is paid all revenue (less agreed expenses) for tickets sold to passengers not connecting to a Delta-operated flight (i.e. local traffic). Revenue for passengers traveling on a ticket with a Company flight connecting to a Delta-operated flight are prorated between Delta and the Company.

          (c) As of March 30, 1998, ASA had 29,822,877 shares of common stock outstanding, held by hundreds of shareholders of record. ASA's common stock is listed and traded on NASDAQ.

          7. (a) Defendant Delta is a Delaware corporation with its principal executive offices located at Hartsfield Atlanta International Airport, 1030 Delta Boulevard, Atlanta, Georgia 30320.

          (b) Immediately prior to the Offer, Delta was the owner of 7,995,000 shares of ASA common stock, or approximately 28% of the outstanding shares. Pursuant to agreement, Delta has the right to designate two members of ASA's Board of Directors but has not done so since March 27, 1997. In addition, Delta has numerous interlocking business arrangements with ASA and/or Atlantic and controls and dominates ASA's affairs. Furthermore, Delta's ability to replace Atlantic with another connection carrier gave Delta a virtual stranglehold over the business earnings and public stock price of ASA's outstanding shares. Delta, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of ASA.

          8. (a) Defendants Beiser, Berry, Mori, Petit, Pickett, Alan M. Voorhees, and Ralph W. Voorhees constitute the Board of Directors of ASA (collectively, the "Individual Defendants").

          (b) In addition, at all relevant times, defendant Pickett served as Chief Executive Officer and Chairman of the Board of the Company and President and Chief Executive Officer of ASA and Atlantic.

          (c) Defendant Pickett owns approximately 2.8% of ASA's outstanding common stock; defendant Beiser owns approximately 1. 7% of ASA's common stock; and all the Individual Defendants collectively own approximately 6% of ASA's common stock.

          (d) Defendants Ralph W. Voorhees and Alan M. Voorhees are brothers. Defendant Beiser is the brother-in-law of Ralph W. Voorhees.

          9. Each Individual Defendant and ASA owed and owes ASA and its public stockholders fiduciary obligations and were and are required: to use their ability to control and manage ASA in a fair, just and equitable manner, to act in furtherance of the best interests of ASA and its public stockholders, including, but not limited to, obtaining a fair and adequate price for ASA's shares; to refrain from abusing their positions of control; and not to favor their own interests at the expense of ASA public stockholders.

                            CLASS ACTION ALLEGATIONS

          10. Plaintiffs bring this action on behalf of themselves and as a class action, pursuant to O.C.G.A. Section 9-11-23, on behalf of all public stockholders of ASA, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         11. This action is properly maintainable as a class action because:

          (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 29 million shares of ASA common stock outstanding, held by hundreds, if not thousands, of record and beneficial stockholders.

          (b) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (i) Whether defendants have engaged in and are continuing to engage in conduct that unfairly benefits Delta at the expense of the members of the Class; (ii) Whether the Individual Defendants, as officers and/or directors of the Company, are violating their fiduciary duties to plaintiffs and the other members of the Class; (iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein; (iv) Whether defendants have initiated and timed their buy-out of ASA public shares at a point when ASA has made significant progress in correcting certain problems, in order to unfairly benefit Delta at the expense of ASA's public shareholders; and (v) whether the Individual Defendants have breached and are in breach of their fiduciary duties of full faith and candor to ASA's shareholders.

          (c) Plaintiffs' claims are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike from defendants' actions.

          (d) Plaintiffs are committed to the prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                             Substantive Allegations

         12. According to the Form 14D-9 filed on or about February 22, 1999 by the Company:

          In late 1997, Delta raised with the Company certain concerns about various customer service issues. These customer service issues were, in part, attributable to significant attrition among the Company's mechanics and the difficulties associated with negotiating a new collective bargaining agreement with the Company's pilots union. Discussions were held throughout the spring of 1998 between the Company and Delta regarding various customer service issues. On July 21,1998, Maurice W. Worth, Chief Operating Officer of Delta, met with Mr. Beiser to discuss Delta's concerns about the Company's service. Mr. Worth informed Mr. Beiser that if service did not improve significantly within the next 45 days, Delta would need to reevaluate its alternatives for Delta connection service on certain routes. On July 27, 1998, Mr. Worth and Leo F. Mullin, President and Chief Executive Officer of Delta, met with Mr. Beiser and George F. Pickett, Chairman and Chief Executive Officer of the Company, to continue discussions regarding the need for improvements in the Company's service. On September 8,1998, Mr. Worth wrote to Mr. Beiser acknowledging the Company's significant addressing its service problems and noting that Delta looked forward to continued improvement by the Company.

          In July and September 1998, the Company's management indicated to Delta that they were: interested in expanding the Company's connecting operations into several new markets. Although Delta noted that the Company had been making progress in improving customer service levels, Delta nonetheless rejected expansion into these new markets in large part. on the basis of its continued concerns over the Company's service. During regular meetings between Delta and the Company's representatives over the course of the fourth quarter of 1998, Delta noted the Company's progress in addressing certain service issues, but also continued to express concern about a number of other service issues.

          On January 18, 1999, Mr. LaBrecque wrote to Mr. Beiser, reiterating Delta's concerns about the Company's customer service and the appropriate sharing of costs between the two carriers, as well as certain other issues. On January 20, (less than a month prior to entering into the definitive agreement in connection with the offer] 1999, Mr. Worth met with Messrs. Beiser and Pickett to discuss the subjects covered in Mr. LaBrecque's January 18 letter. At that meeting, Mr. Worth repeated Delta's concerns about the Company's customer service. He said that, as a result, Delta was considering providing another Delta Connection carrier with code sharing opportunities on certain Atlanta routes. He also stated that Delta considered the existing revenue allocation arrangement between Delta and the Company to be inequitable to Delta, and believed that it needed revisiting. Messrs. Pickett and Beiser acknowledged that the Company had experienced service problems in the first half of 1998, but reminded Mr. Worth of the significant progress that the Company had made since agreeing to a new collective agreement with its pilot's union in July 1998. Mr. Worth acknowledged this, but noted that there were still significant ongoing service concerns that needed to be addressed. The parties agreed to meet in the near future to further discuss these matters and to establish a more specific agenda for renegotiating the companies' commercial arrangements.

          On January 25, 1999, Mr. Beiser called Mr. Worth to ask whether Delta was still considering bringing another Delta Connection carrier into the Atlanta market. Mr, Worth replied that no decision had yet been made on that issue. Later that day, the Company delivered to Delta Mr. Beiser's written response to Mr. LaBrecque's January 18 letter. In his response, Mr. Beiser clarified the Company's position with respect to the concerns identified by Mr. LaBrecque, in particular by stressing the significant improvements in service achieved by the Company in the second half of 1998. Mr. Beiser reiterated the Company's desire to meet with Delta to work out satisfactory solutions to all issues.

                                      * * *

          On February 11, 1999, Goldman, Sachs [Delta's financial advisor] and Morgan Stanley [ASA'S financial advisor] had a discussion in which Morgan Stanley indicated that it thought that premiums historically received in the sale of public companies were a relevant consideration in any valuation of an acquisition transaction. Goldman, Sachs responded that Delta was still considering the feasibility of an acquisition and that it was premature to discuss Delta's estimate of value ranges. Goldman, Sachs did, however, indicate that the then-current market price of the Shares was not an appropriate measure of the future value of the Company, taking into account the fact that the marketing arrangements between Delta and the Company were being renegotiated. Goldman, Sachs confirmed its understanding that, in the discussions between Delta and the Company, Delta had told the Company that in the past, in light of Delta's concerns over the Company's service. Delta had considered the possibility of having other regional carriers provide connecting service at Delta's Atlanta hub. Goldman, Sachs also reiterated Delta's willingness to continue discussions to determine whether a satisfactory agreement could be reached to modify the companies' existing commercial arrangements. Later that day, Goldman, Sachs indicated in a call with Morgan Stanley that if the parties were to proceed with the acquisition alternative, Delta's current valuation work suggested that any acquisition would have to be somewhere in the general vicinity of the then-current market price of the Shares.

          Also on February 11, 1999, Mr. Worth met with Messrs. Pickett and Beiser to discuss the treatment of the Company's management and employees if the acquisition alternative were to be pursued. Later that day, representatives of Delta and the Company once again met to continue their discussions concerning the renegotiation of their existing marketing arrangements. The Company's representatives asserted that Delta was using an incorrect methodology for evaluating revenue allocation between the carriers. Delta stated that sampling differences could lead to different conclusions. The Delta representatives noted that, irrespective of the methodologies employed. Delta had to consider the fact that it could enter into arrangements with other carriers to serve the Atlanta market on a basis more favorable to Delta than the current arrangements with the Company. The Delta representatives, further observed that, if the Company were to remain competitive, the revenue allocation between the Company and Delta would have to be modified. The Delta representatives acknowledged that, as a result of such modification, the Company would probably experience reduced revenues aggregating $40 million to $50 million per year.

                                      * * *

          At a meeting held on the afternoon of February 15, 1999, in Atlanta, Georgia, the Board gave further consideration to the proposed transaction. Among other things, management reported on the substantial negative impact that the Delta proposals for renegotiating the Company's marketing arrangement with Delta would have on the future financial performance of the Company . . .

          In reaching its conclusions with respect to the Offer and the Merger Agreement, the Board considered a number of factors, including the following: (1) The familiarity of the Board with the financial condition, results of operations, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions generally and in the airline industry specifically;

          (2) That the Company's financial condition, results of operations. business and prospects were substantially dependent on the Company's relationship with Delta and the Company's role as a Delta Connection carrier and that the Delta Connection Agreement was terminable by Delta upon 30 days' notice;

          (3) That Delta had advised the Company that it was dissatisfied with the Company's performance and service levels;

          (4) That based upon discussions between Delta and the Company's management with respect to revenue reallocation and cost sharing arrangements proposed by Delta as part of the negotiation for renewing the Delta Connection Agreement with the Company would, in management's view, be likely to reduce the Company's net income approximately $21 million in 1999 and approximately $45-$55 million in each year thereafter from the net income of the Company preciously projected by management, and that management did not believe it could negotiate terms that would be materially more favorable to the Company;

          (5) That Delta had opposed other changes to its commercial relationship with the Company, the effect of which management could not be readily quantify at the time but which management believed would adversely affect further the future financial performance of the Company, including Delta's proposals to impose upon the Company new charges for the payment of overrides to travel agents' commissions, to specify markets into which the Company's regional jets would be deployed, and to impose fees for passengers not connecting with Delta flights and service performance penalties;

          (6) THAT THE $34.00 PER SHARE IN CASH TO BE PAID IN THE OFFER AND THE MERGER WOULD REPRESENT A SIGNIFICANT PREMIUM TO THE PRICE AT WHICH THE SHARES WOULD LIKELY TRADE ONCE THE ANTICIPATED RENEGOTIATED DELTA CONNECTION AGREEMENT PROVISIONS BECAME EFFECTIVE AND PUBLICLY KNOWN;

          (7) That the Company's relationship with Delta within the Southeastern United States was not exclusive and that Delta could at any time bring in other Delta Connection carriers into markets served by the Company;

          (8) That Delta had reiterated recent proposals for the Company to introduce service into new markets as a Delta Connection carrier, using a Delta's designator code, which severely restricted the
          Company's ability to expand its operations on a profitable basis....

(emphasis added).

          13. The description of events leading up to the definitive agreement makes it clear that Delta, ASA's largest shareholder, wrongfully used its superior position and control to bring to bear pressure on the Company's Board of Directors and that the Individual Directors, in breach of their fiduciary duties, caved in to such pressure and caused the Company to enter into the definitive agreement, to the detriment of the plaintiff and the class. Included in that undue and wrongful pressure were Goldman, Sachs statements to Morgan Stanley set forth above in Paragraph 12. Upon information and belief, Goldman Sachs was either given said information by Delta and/or was requested by Delta to pass on that information through statements to Morgan Stanley and part of Delta's wrongful and concerted effort to unfairly pressure ASA and the Individual Defendants into agreeing to enter into the adequate Offer and Merger Agreement.

          14. On or about February 16, 1999, ASA announced that it had signed a definitive agreement with Delta whereby a newly formed, wholly-owned subsidiary of Delta shortly will commence a tender offer to acquire all of the outstanding shares of ASA that it does not already own at a price of 34.00 per share, for an aggregate of about $700 million (the "tender offer"), or a premium over market price of just 6%.

          15. As recently as July 1998, the market price of ASA common stock was $51 per share. The tender offer price amounts to just 12.8 times forecast earnings. By comparison, Camair and Skywest, Delta's two other connection carriers trade at 16.6 and 15.5 times earnings, respectively. The Proposed Transaction represents an inadequate premium over the market price of ASA common stock on February 12, 1999.

          16. According to ASA, the completion of the tender offer depends, among other things, upon the valid tendering of shares which, together with the shares Delta already owns, represent at least a majority of the outstanding shares on a fully diluted basis. When the tender offer is completed, Delta intends to operate ASA as a wholly-owned subsidiary.

          17. Defendant Pickett stated:

          ASA Holdings Board of Directors fully supports this agreement, which serves the best interest of our shareholders. The Board has recommended that its stockholders tender their shares pursuant to the offer. This transaction is a good alternative for our shareholders given all the facts and circumstances taken into consideration by the Board. The likely results of these negotiations were taken into consideration by the Board. The agreement also serves the best interest of our customers, employees and the communities we serve. It will enhance ASA's long-term growth potential by aligning ASA with Delta's global network, operational and business skills and financial strength.

          18. According to Delta:

          Its acquisition of ASA will enhance service for airline customers and for communities served by ASA through closer integration of schedules and improved operations. Furthermore, the acquisition will improve Delta's financial performance.

          Revenue gains are expected to come from more efficient operations, market growth, better utilization of aircraft at both airlines, and improved business functions. Delta expects the transaction to be accretive to earnings in the first year of operations.

          19. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate. As recently as July 1998, the Company's shares traded at values far exceeding the price offered in the Proposed Transaction.

          20. The price that Delta has offered has been dictated by Delta to serve its own interests and is being crammed down by Delta to force ASA's public shareholders to relinquish their ASA shares at a grossly unfair price.

          21. Delta, by reason of its approximate 28% ownership of ASA's outstanding shares and its business arrangements with ASA (including its connection carrier agreement) is in a position to ensure effectuation of the transaction without regard to its fairness to ASA's public shareholders.

          22. Because Delta is in possession of proprietary corporate information concerning ASA's future financial prospects, the degree of knowledge and economic power between Delta and the class members is unequal, making it grossly and inherently unfair for Delta to obtain the remaining ASA shares at the unfair and inadequate price that it has proposed.

          23. By offering a grossly inadequate price for ASA's shares and by using its control as a means to force the consummation of the transaction, Delta is violating its duties as a controlling shareholder.

          24. Any purported review of the transaction by a special committee of "independent directors" would be a sham given Delta's domination and control of the Company.

          25. Any vote by ASA's shareholders would be a sham given Delta's domination and control of the Company.

          26. Any buy-out of ASA public shareholders by Delta on the terms offered, will deny class members their right to share proportionately and equitably in the true value of ASA's valuable and profitable business and further growth in profits and earnings, at a time when the Company is poised to increase its profitability and has admittedly made great strides in addressing and correcting certain problems.

          27. Because Delta is a controlling shareholder of ASA, no auction or market check can be effected to establish ASA's worth through arm's-length bargaining. Thus, Delta has the power and is exercising its power to acquire ASA's shares and dictate terms that are in Delta's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of ASA's stock.

          28. By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of ASA and are engaging in improper, unfair dealing and wrongful and coercive conduct.

          29. Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

          30. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein and lack an adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

          A. Declaring that this action is property maintainable as a class action, and certifying plaintiffs as class representatives;

          B. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

          C. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

          D. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees: and

          E. Granting such other, and further relief as this Court may deem to be just and proper.

Dated: February 24, 1999

                                             /s/ Christi C. Mobley
                                             ---------------------------------
                                             Martin D. Chitwood
                                             Georgia Bar No. 124950
                                             Christi C. Mobley
                                             Georgia Bar No. 107869
                                             David A. Bain
                                             Georgia Bar No. 032449
                                             CHITWOOD & HARLEY
                                             2900 Promenade 11
                                             1230 Peachtree Street, N.E.
                                             Atlanta, Georgia 30309
                                             (404) 873-3900

                                             LOCAL COUNSEL FOR PLAINTIFFS


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




OF COUNSEL:

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
Suite 1600
New York, New York 10176
(212) 682-3025

Jules Brody
STULL STULL & BRODY
6 East 45th Street
New York, New York 10017
(212) 687-7230







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